February 3, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attn: William Demarest


Re:      Urstadt Biddle Properties Inc.
         Form 8-K Filed January 27, 2006
         File No. 1-12803

Dear Mr. Demarest:

Urstadt Biddle Properties Inc. (the "Company") is hereby filing an amendment to the Company's Form 8-K of January 27, 2006. The amendment is being filed to add the interim period of November 1, 2005 through January 24, 2006 through which there were no disputes with Ernst & Young LLP and to include a new letter from Ernst & Young stating that it agrees with the statements of the Company, inclusive of the interim period, in response to the comment contained in the letter dated January 31, 2006 (the "Comment Letter"), issued by the Staff of the Commission.

As requested in the Comment Letter, the Company hereby acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

    o comments from the Staff of the Commission and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


Sincerely,

By:       /s/ James R. Moore
----------------------------

James R. Moore
Executive Vice President
& Chief Financial Officer